UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form10-Q ☐ Form N-SAR
                     ☐ Form N-CSR

For Period Ended:    December 31, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I—REGISTRANT INFORMATION

Advanced Energy Industries, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

1625 Sharp Point Drive

Address of Principal Executive Office (Street and Number)

Fort Collins, Colorado 80525

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have not completed the testing and evaluation of our internal controls over financial reporting, as such existed as of December 31, 2004, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, we have not provided our independent auditors with all of the information they require in order to issue their audit report on our 2004 financial statements and to provide their consents with respect to the audit reports to be included in our Annual Report on Form 10-K. Our current independent auditors, Grant Thornton LLP, have advised us that they are unable to provide their unqualified opinion on our financial statements, unless and until our management is virtually complete in its assessment of our internal controls over financial reporting, and we have been able to provide our auditors with the information they require. Accordingly, we were unable to complete and file our Annual Report on Form 10-K for the year ended December 31, 2004 by March 16, 2005. We currently anticipate filing such Annual Report on or before March 31, 2005.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael El-Hillow, Executive Vice President and Chief Financial Officer

(Name)

(970) 221-4670

(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV (3):

We anticipate that our financial statements for 2004 will reflect the following changes in results of operations from 2003:

•	sales in 2004 of $395.3 million, a 51% increase compared to $262.4 million of sales in 2003;

•	gross margin in 2004 of 30.3% compared to 33.5% in 2003; and

•	net loss in 2004 of $12.7 million, or $0.39 per share, compared to a net loss of $44.2 million, or $1.37 per share in 2003.

Advanced Energy Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By:	/s/ Michael El-Hillow
Michael El-Hillow,
Executive Vice President and Chief Financial Officer

March 16, 2005

Advanced Energy Industries, Inc.
1625 Sharp Point Drive
Fort Collins, Colorado 80525

Dear Sir or Madam:

We have read Part III of Form 12b-25 of Advanced Energy Industries, Inc. dated March 16, 2005, and agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ GRANT THORNTON LLP